United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

(CNPJ/MF nº 42.157.511/0001 -61) A publicly listed company

MINUTES OF AN EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

Place, date and time:

At 7:00 pm on September 10, 2009, held, exceptionally, by teleconference based on the company’s offices at Av. Brigadeiro Faria Lima nº 2,277 – 4th floor, in the city of São Paulo - SP.

Participants:

Summoned to the meeting in the due fashion, the following members of the Board of Directors were present: Raul Calfat (Chairman of the Board), Alexandre D'Ambrosio,

Sergio Duarte Pinheiro, Gilberto Lara Nogueira, and Wang Wei Chang.

Chair:

The meeting was presided over by Mr. Raul Calfat, Chairman of the Board of Directors, with Mr. José Luiz Braga, Chief Legal Officer, acting as secretary.

Decisions:

I. Election of Board Members

1.1.	Messrs. FRANCISCO FERNANDES CAMPOS VALÉRIO, Brazilian, married, engineer, bearer of identity card (RG) nº 634832 SSI-SC and Ministry of Finance Social Security (CPF/MF) nº 065.280.319-91; MARCELO STRUFALDI CASTELLI, Brazilian, married, mechanical engineer, bearer of identity card (RG) nº 11.778.104- 6 SSP/SP, and Ministry of Finance Social Security (CPF/MF) nº 057.846.538-81; and MIGUEL PINTO CALDAS, Brazilian, married, business administrator, bearer of identity card (RG) nº 792.149 SSP/DF and Ministry of Finance Social Security (CPF/MF) nº 318.799.501-20, all domiciled in the city of São Paulo - SP, at Rua Alameda Santos, nº 1,357, 6th floor, were unanimously elected to the Board of Officers, without specific designation and for the period up to the 2012 Ordinary General Meeting of the shareholders, and shall remain in their posts until the formal appointment of their replacements, in accordance with the provisions of article 150, paragraph 4, of the Brazilian Corporate Law. The monthly remuneration of these hereby elected Officers, without impairment to any rights pertaining to their respective positions, shall be determined on an annual basis by the Board of Directors, subject to the guidance of the company’s Remuneration Committee.

1.2.	The Officers hereby elected declare: (i) that they have not committed any crimes that would present a legal impediment to them exercising commercial activities; and (ii) that they meet all the legal requirements provided for under article 1,011 of Law nº 10,406/2002, article 147 of Law nº 6,404/76 and CVM Instruction nº 367, of May 29, 2002.

Closure:

With the unanimous approval of the matters submitted for deliberation by the Board, the meeting was closed with the drafting of these minutes, which were signed by all the participants.

São Paulo, September 10, 2009.

Raul Calfat

Chairman of the Board of Directors, who chaired this meeting

José Luiz Braga Secretary

Alexandre D'Ambrosio Sérgio Duarte Pinheiro Gilberto Lara Nogueira Wang Wei Chang

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer